

S I

17016854

ANNUAL AUDITED REPORT
FORM X-17A-5 ✱
PART III

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SEC FILE NUMBER
8-37373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harbour Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 D'Onofrio Drive, Suite 300
(No. and Street)

Madison	WI	53719
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rhonda Meyer — 608-662-6100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South Ninth Street	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Rhonda Meyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harbour Investments Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RICHARD MEDLAND
NOTARY
PUBLIC
STATE OF WISCONSIN

Signature

VP & COO

Title

Notary Public

My commission expires 2-12-21

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RECEIVED
2017 MAY -2 PM 2:33
SEC / TM

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

TABLE OF CONTENTS


MHM

1000 Campbell Mithun Tower, 222 S. Ninth St. ▫ Minneapolis, MN 55402
Main: 612.339.7811 ▫ Fax: 612.339.9845 ▫ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

HARBOUR INVESTMENTS, INC.

We have audited the accompanying statement of financial condition of Harbour Investments, Inc. (Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Harbour Investments, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 27, 2017



HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS	
Cash and cash equivalents	$ 616,071
Commissions receivable	2,580,910
Deferred income taxes	25,055
Marketable securities owned, at fair value	92,796
Total assets	$ 3,314,832
LIABILITIES	
Accounts payable	$ 78,219
Commissions payable	2,388,219
Income taxes payable	25
Total liabilities	2,466,463
STOCKHOLDERS' EQUITY	
Common stock, no par value; 2,000,000 shares authorized; 208,334 shares issued and outstanding	16,500
Paid-in capital	6,500
Retained earnings	825,369
Total stockholders' equity	848,369
Total liabilities and stockholders' equity	$ 3,314,832

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Harbour Investments, Inc. (the company), is a member of the Financial Industry Regulatory Authority and is registered with the Securities and Exchange Commission as a securities broker/dealer. The company serves primarily as an introducing broker in connection with the sale of mutual funds and direct participation programs throughout the United States.

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

B. RECEIVABLES

Management considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they are charged to operations in the period in which that determination is made.

C. MARKETABLE SECURITIES

The company maintains short-term and long-term investments, classified as trading securities. Trading securities are recorded at fair value, with net realized and unrealized gains and losses and dividend income reported as investment income or loss. The fair value of securities is determined by obtaining quoted market prices.

D. COMPUTER EQUIPMENT

Computer equipment is carried at cost, totaling $50,840. It is fully depreciated as of December 31, 2016. Depreciation is provided for by using the straight-line method over the estimated useful lives of the assets which is five years.

E. INCOME TAXES

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the differences of the valuation of investment securities for financial and income tax reporting in accordance with ASC No. 740 ("Accounting for Income Taxes"). Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2016, there was a net deferred tax asset in the amount of $25,055 from current net unrealized gains on securities and net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

F. REVENUE RECOGNITION

Commission revenue results from transactions in equity securities, mutual funds, variable annuities and other financial products and services. Revenues from such transactions and related expenses are recorded on a trade date basis. 12b-1 commission revenue and related commission expense are recognized when earned. These revenues are paid by mutual funds based on the investments under management of the company. A 12b-1 distribution fee is paid by the mutual fund over a period of time based on a percentage of the fund's daily net asset levels. The company estimates certain of its concession and fee revenues based on its historical analysis of the revenues received along with an assessment of current market conditions and activity which may affect amounts earned.

Commission revenue in connection with the sale of limited partnership interests is recognized when all conditions of the customer's investment are met. Advisory fees are recognized on a monthly basis over the period in which the investment services are performed. Advisory fees earned are generally based on the fair market value of the assets under management. Advisory fees are calculated at the investor level and depending on the program, use their monthly, average monthly or quarter-ending capital balances. Since advisory fees are based on assets under management, significant changes in fair value of these assets will have an impact on the fees earned in future periods.

G. ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

H. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdiction. Uncertain tax positions includes those related to tax years that remain subject to examination. The company's federal income tax returns are subject to examination by the IRS, generally for three years after they are filed. In addition, the company's state tax returns are subject to examination by state tax authorities for similar time periods.

I. FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

- Level One - Quoted prices in active markets for identical assets or liabilities.
- Level Two - Inputs other than Level One that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level Three - Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

As of December 31, 2016, the company's financial assets which were measured at fair value in accordance with ASC 820 consisted of $92,796 of marketable securities employing Level One inputs.

NOTE 1 - INFORMATION ABOUT THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

I. OFF-BALANCE-SHEET CREDIT AND MARKET RISK

In the normal course of business, the company's customer activities involve the execution, settlement, and financing of various customer investment transactions. These activities may expose the company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the company is liable to the clearing firm for the transactions of its customers.

NOTE 2 - INCOME TAXES

Composition of income tax expense (benefit) for the year ended December 31, 2016, is as follows:

Current taxes		
Federal	$	1,070
State		1,135
Tax benefit of net operating losses		(1,670)
Total current taxes		535
Deferred taxes		
Deferred tax benefit	$	(2,670)
Tax benefit of net operating losses		1,670
Total deferred tax benefit		(1,000)
Total income tax benefit	$	(465)

The company's total deferred tax assets and liabilities at December 31, 2016, are as follows:

Deferred tax asset	$	25,298
Deferred tax liability		(243)
Net deferred tax asset	$	25,055

Deferred tax assets are the result of a net operating loss carryforward of $116,500 at December 31, 2016 that expires in 2036.

NOTE 2 - INCOME TAXES (continued)

Deferred tax liabilities are a result of net unrealized gains on securities at December 31, 2016.

The company paid $535 of income taxes during the year ended December 31, 2016.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management and administration of the company are provided under a month-to-month contract with Harbour Management, LLC, a company 100% owned by the majority stockholder of Harbour Investments, Inc. The management company is responsible for the payment of all management and administration expense. Harbour Investments, Inc. paid management fees of $3,640,000 for the year ended December 31, 2016. See Note 4 for additional related party information.

NOTE 4 - GUARANTEES

The company guarantees an office lease agreement for the benefit of Harbour Management, LLC, a related party through common ownership. In the event and for what ever reason, if Harbour Management, LLC is unable to fulfill the terms of the office lease agreement, Harbour Investments, Inc. will assume the responsibility of the entire office lease agreement from that point forward and the entirety of the agreement. The lease is paid monthly and expires August 2025. In addition to the monthly base rent, the future annual lease payments include an estimated monthly fee for common area expenses of $4,950 for the term of the lease.

The following is a schedule of the future annual lease payments that would be required under the terms of the lease if the company had to assume the lease for the years ended December 31:

2017	$ 131,700
2018	133,524
2019	135,394
2020	137,284
2021	139,250
Thereafter	527,824
	$ 1,204,976

Management anticipates Harbour Management, LLC will be able to fulfill the terms of the office lease agreement; therefore this obligation is not included on the statement of financial condition.

NOTES TO FINANCIAL STATEMENTS

NOTE 5 - CAPITAL REQUIREMENTS

The company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits a broker/dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule, subject to a minimum net capital requirement of the greater of $100,000 or six and two-thirds of aggregate indebtedness. Aggregate indebtedness at December 31, 2016, was $2,466,463 while the company had net capital of $620,431 and a net capital requirement of $164,431. The company's net capital ratio was 3.98 to 1.

NOTE 6 - SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted fair values, as summarized below.

	Fair Value	Cost	Unrealized Gain (Loss)
Corporate equities	$ 16,980	$ 20,003	$ (3,023)
Mutual funds	75,816	71,669	4,147
	$ 92,796	$ 91,672	$ 1,124

Equity securities are valued at the closing price reported on an active market on which the individual securities are traded. Mutual funds are valued at the net asset value of shares held by the company at year end.

Investment loss reflected on the statement of operations includes realized and unrealized gains and losses as follows:

Unrealized and realized gains	$ 9,440
Unrealized and realized losses	(19,260)
Net unrealized and realized losses	$ (9,820)

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

The company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The company places its cash and temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the FDIC insurance limit. The company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

NOTES TO FINANCIAL STATEMENTS

NOTE 8 - LITIGATION

The company is subject to various lawsuits, claims, and counterclaims. Such matters are subject to the resolution of many uncertainties, and accordingly, outcomes are not predictable with assurance. Although the company believes that amounts provided in its financial statements are adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to discharge alleged liabilities from these matters will not have a material adverse affect on its financial condition, results of operations, or cash flows. Any amounts of costs that may be incurred in excess of those amounts provided as of December 31, 2016, cannot be determined.

NOTE 9 - DEPOSIT WITH CLEARING ORGANIZATIONS

The company clears securities transactions with two organizations. The company has cash and securities totaling $155,600 on deposit with the clearing organizations at December 31, 2016.

NOTE 10 - CUSTOMER TRANSACTIONS

The company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the rule.

NOTE 11 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 27, 2017, the date which the financial statements were available for issue.

HARBOUR INVESTMENTS, INC.
Madison, Wisconsin

FINANCIAL STATEMENTS

For the Year Ended December 31, 2016